October 31, 2006


Mr. David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington D.C. 20549


Re:     Air Methods Corporation
        Form 10-K for the Year Ended December 31, 2005
        Commission File Number: 000-16079


Dear Mr. Humphrey,


We ("Air Methods" or the "Company") are in receipt of your comment letter dated October 25, 2006, and have responded to your comment below.

     Item 8 - Financial Statements
     -----------------------------
     Financial statements for the year ended December 31, 2005
     ---------------------------------------------------------
     Note (1) Summary of significant accounting policies
     ---------------------------------------------------
     Revenue recognition and uncollectible receivables, page F-13
     ------------------------------------------------------------

     We note your response to our previous comment number two, which stated that you have relied on the AICPA's Audit and Accounting Guide, Health Care Organizations for determining your revenue recognition policy. However, such Guide applies to organizations whose principal operations consist of providing or agreeing to provide health care services and that derive all or almost all of their revenues from the sale of related goods or services. In this regard, the information provided in note 11 (page F-28) indicates that your Hospital-Based Model (HBM) segment accounted for 30% of total revenue and 71% of your net income in 2005. Further, this segment provides aircraft operation and maintenance services. In addition your primary business of providing air medical transportation services appears to be comprised of both health care services and transportation services, with a significant portion being attributable to the transportation element of that business. As a result, it seems likely that a substantial portion of your revenues are derived from transportation services. Therefore, we believe that all or almost all of your revenues are not generated from health care services, thus placing you outside the scope of the Guide for Health Care

     Organizations. Please revise your financial statements to bring them into conformity with the guidance on revenue recognition as set forth in SAB 101 and SAB 104.

     RESPONSE:
     ---------

     By way of clarification, we have three segments in our business, as indicated by our segment disclosures in Note 11 (page F-28). The Products division, at approximately 2% of our 2005 revenues, primarily installs aircraft medical interiors and recognizes revenues using the percentage of completion method. The Hospital-Based Model segment, which is approximately 30% of our 2005 revenues, includes flight services provided to hospitals under contracts, and revenue is recognized over the life of each respective contract. These two segments have little or no exposure to collection risk on revenues billed, as evidenced by the disclosures in note 11, and follow the guidance of SAB 101 and SAB 104. We also note that your calculation of the Hospital segment's contribution of 71% of net income does not consider an allocation of corporate activities or intersegment eliminations. Using this methodology, the Community-Based Model segment's contribution to net income would be 195%.

     Our Community-Based Model segment provides emergency air ambulatory medical care to critically injured and/or ill patients. We respond to calls initiated through the 911 emergency system and to transfer requests initiated by emergency room sending and receiving physicians. All of the aircraft within our Community-Based operations are staffed with our highly skilled trauma nurses and paramedics. These personnel are responsible for providing care to the patient while they are onboard our aircraft.

     For our services, we bill Medicare, Medicaid, private insurance companies and our patients. Each of our bills includes a specific code established by the Federal Government known as the Healthcare Procedure Coding System. Our Community-Based Model segment generates approximately 68% of our revenue and the majority of our net income.

     While not all of the Company's revenues are generated by our Community-Based operations, we believe that the accounting guidance prescribed by the Audit and Accounting Guide, Health Care Organizations (the "Guide") is appropriate to this segment for a number of reasons. First, the 'Applicability' section of the Guide defines the type of organizations to which it applies as follow, in part:

          'Clinics, medical group practices, individual practice associations, individual practitioners, emergency care facilities, laboratories, surgery centers, and other ambulatory care organizations.'

     Our Community-Based segment provides many of the same services provided by these organizations. Our aircraft and our staff provide an advanced life support environment and by virtue of trained, critical staff and onboard medical equipment, functions as a special care/emergency care facility. Second, our trauma nurses and paramedics have similar training and provide the same services as any emergency room personnel in any hospital and are providing such medical care to the patients while they are onboard our aircraft. Third, we bill the same organizations that hospitals, physicians, and the above organizations bill for their services. Our services are the same, our patients/customers are the same, and the third party payors are the same. All of our accounting and audit issues in this segment are the same issues being dealt with by the above referenced organizations, such as revenue sources and collectibility, third-party payors, Medicare/Medicaid, health insurers, etc. and therefore, have the same issues as they do regarding collectibility. Essentially all of our collectibility issues relate to the revenues in this segment, again as indicated in the information disclosed in Note 11.

     The Guide states, as you have also pointed out, that it:

          '...applies to organizations whose principal operations consist of providing or agreeing to provide health care services and that derive all or almost all of their revenues from the sale of goods or services.'

     Our Community-Based Model segment meets this standard. All of our revenue in this segment comes from providing medical health care services at the scene of an accident and during transport to the medical destination. We continue to believe that it is appropriate for us to follow the Guide for this segment of our business, until such time as revisions to the Guide are finalized and effective.

     In future filings with the Commission, we will modify our footnote disclosures to include additional information on the nature of business conducted within our Community Based Model segment.


                   * * * * * * * * * * * * * * * * * * * * * *

As part of this response, Air Methods acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and Air Methods may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 303-792-7400 if you should have any further questions or comments.

Sincerely,


Trent  J.  Carman
Chief  Financial  Officer
Air  Methods  Corporation